UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

EFUTURE HOLDING INC.

(Name of Issuer)

Ordinary shares, par value $0.0756 per share

(Title of Class of Securities)

G29438101

(CUSIP Number)

Shiji (Hong Kong) Limited

Room 1802, Great Eagle Centre,

23 Harbour Road, Wanchai, Hong Kong S.A.R.

Facsimile: +852 2992 0618

Beijing Shiji Information Technology Co., Ltd.

Zhongchu Li

15F, Beijing Inn Building,

No.5, East Shuijing Hutong,

Beijing 100010, People’s Republic of China

Fascimile: +86 10 5932 5399

With a copy to:

Denise Shiu, Esq.
Cleary Gottlieb Steen & Hamilton LLP
45th Floor, Fortune Financial Center

5 Dong San Huan Zhong Lu

Chaoyang District, Beijing 100020

People’s Republic of China
Telephone: +86 10 5920 1000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 6, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G29438101	Page 2

1.	NAMES OF REPORTING PERSONS Shiji (Hong Kong) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong S.A.R.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	2,744,857
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	2,744,857
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,744,857
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.38%(1)
14.	TYPE OF REPORTING PERSON CO

(1) Based upon 5,240,365 Ordinary Shares issued and outstanding as of March 31, 2016, as disclosed in the Issuer’s Form 6-K, filed with the U.S. Securities Exchange Commission (“SEC”) on May 20, 2016.

CUSIP No. G29438101	Page 3

1.	NAMES OF REPORTING PERSONS Beijing Shiji Information Technology Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	2,744,857
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	2,744,857
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,744,857
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.38%(1)
14.	TYPE OF REPORTING PERSON CO

(1) Based upon 5,240,365 Ordinary Shares issued and outstanding as of March 31, 2016, as disclosed in the Issuer’s Form 6-K, filed with the SEC on May 20, 2016.

CUSIP No. G29438101	Page 4

1.	NAMES OF REPORTING PERSONS Zhongchu Li
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	2,744,857
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	2,744,857
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,744,857
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.38%(1)
14.	TYPE OF REPORTING PERSON IN

(1) Based upon 5,240,365 Ordinary Shares issued and outstanding as of March 31, 2016, as disclosed in the Issuer’s Form 6-K, filed with the SEC on May 20, 2016.

This Amendment No. 2 is being filed jointly by Shiji (Hong Kong) Limited, a company incorporated under the laws of Hong Kong S.A.R. (“Shiji HK”), Beijing Shiji Information Technology Co., Ltd., a company incorporated under the laws of the People’s Republic of China (“Beijing Shiji”), and Mr. Zhongchu Li (collectively, the “Reporting Persons”).

This Amendment No. 2 amends and supplements the statement on Schedule 13D jointly filed with the Securities and Exchange Commission on November 25, 2015 by the Reporting Persons (the “Original Schedule 13D”), as previously amended by Amendment No.1 (the “Amendment No.1”) to the Original Schedule 13D filed on December 8, 2015. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

ITEM 1. SECURITY AND ISSUER

The first sentence of Item 1 is hereby amended and restated in its entirety as follows:

This Statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value $0.0756 per share (the “Ordinary Shares”), of eFuture Holding Inc., a company incorporated under the laws of Cayman Islands (the “Issuer”).

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On June 6, 2016, Shiji HK (the “Acquirer”) tendered a non-binding proposal (the “Proposal”) to the Board of Directors of the Issuer proposing that, Shiji HK acquires all of the outstanding Ordinary Shares not beneficially owned by the Acquirer and its affiliates for a price of US$6.32 in cash. Per the non-binding Proposal, the Acquirer intends to finance the purchase with equity capital. The information set forth in or incorporated by reference in Items 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

The Proposal is non-binding, is subject to acceptance by the Issuer and the execution of definitive agreements implementing the Acquirer’s purchase of all outstanding Ordinary Shares of the Issuer not owned by the Acquirer and its affiliates. If the Proposal is in fact accepted by the Issuer and the transaction (the “Proposed Transaction”) which is the subject of the Proposal is effected, then the Acquirer will own 100% of all outstanding Ordinary Shares of the Issuer.

If the Proposed Transaction is carried out and consummated, the Issuer’s Ordinary Shares would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and would be delisted from NASDAQ. In addition, consummation of the Proposed Transaction could result in one or more of the actions specified in clauses (a) - (j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board (as the surviving company in the merger), and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company. No assurance can be given that any proposal, any definitive agreement or any transaction relating to the Proposed Transaction will be entered into or be consummated. None of the Issuer or the Reporting Persons is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

The Reporting Persons reserve their right to change their plans and intentions in connection with any of the actions discussed in this Item 4 including among others, the purchase price for the Proposed Transaction and the equity financing arrangements. Any action taken by the Reporting

Persons may be effected at any time or from time to time, subject to any applicable limitations imposed thereon by any applicable laws.

Except as set forth above, none of the Reporting Persons currently has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The description of the Proposal contained herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Proposal, a copy of which is attached hereto as Exhibit 99.2.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)–(b) The following information with respect to the ownership of Ordinary Shares by each of the Reporting Persons as the date hereof:

Reporting Person	Amount beneficially owned	Percentage of class	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Shiji HK	2,744,857	52.38%	2,744,857	0	2,744,857	0
Beijing Shiji	2,744,857	52.38%	0	2,744,857	0	2,744,857
Mr. Zhongchu Li	2,744,857	52.38%	0	2,744,857	0	2,744,857

As of the date hereof, Shiji HK directly owns 2,744,857 Ordinary Shares, representing 52.38% of the total outstanding Ordinary Shares.

Beijing Shiji, as the sole owner of Shiji HK, may be deemed to beneficially own 2,744,857 Ordinary Shares, representing 52.38% of the total outstanding Ordinary Shares, and share voting and investment power over such shares.

Mr. Zhongchu Li, directly owns 54.77% of the total issued and outstanding shares of Beijing Shiji, is the ultimate controller of Beijing Shiji. As a result, Mr. Zhongchu Li may be deemed to beneficially own 2,744,857 Ordinary Shares, representing 52.38% of the total outstanding Ordinary Shares, and share voting and investment power over such shares. Mr. Zhongchu Li and his affiliated entities and the officers, partners, members, and managers thereof, other than Shiji HK and Beijing Shiji, disclaims beneficial ownership of the shares held directly by Shiji HK.

The above disclosure of percentage information relating to the Ordinary Shares is based upon 5,240,365 Ordinary Shares issued and outstanding as of March 31, 2016, as disclosed in the Issuer’s Form 6-K, filed with the SEC on May 20, 2016.

(c)	None of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A to the Original Schedule 13D, has effected any transaction in the Ordinary Shares during the past 60 days.

(d)	Except as set forth in this Item 5, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Ordinary Shares.

(e)	Not applicable

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and supplemented as follows:

99.2	Proposal Letter from Shiji (Hong Kong) Limited to the board of directors of the Issuer, dated as of June 6, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2016

SHIJI (HONG KONG) LIMITED

By: /s/ Zhongchu Li
Name: Zhongchu Li
Title: Director

BEIJING SHIJI INFORMATION TECHNOLOGY CO., LTD.

By: /s/ Zhongchu Li
Name: Zhongchu Li
Title: Director

ZHONGCHU LI

By: /s/ Zhongchu Li